UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Bright Mountain Acquisition Corporation

(Name of Issuer)

Common stock

(Title of Class of Securities)

10919T105

(CUSIP Number)

Andrew A. Handwerker

4399 Pine Street

Boynton Beach, FL  33487

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10919T105                                              13D                                              Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew A. Handwerker
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☑

3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 2,368,247
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,982,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,368,247
WITH	10	SHARED DISPOSITIVE POWER 4,982,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,350,247
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.73%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 10919T105                                              13D                                              Page 3 of 4 Pages

Item 1.

Security and Issuer.

This Schedule 13D relates to the Common Stock of Bright Mountain Acquisition Corporation (the “Issuer”) whose principal executive offices are located at 6400 Congress Avenue, Suite 2050, Boca Raton, Florida  33487.

Item 2.

Identity and Background.

(a) – (c)

This Schedule 13D is being filed by Andrew A. Handwerker whose residence address is 4399 Pine Tree Drive, Boynton Beach, FL  33436.  Mr. Handwerker is retired.

(d) – (e)

During the past five years the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the reporting persons a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The reporting person is a U.S. citizen.

Item 3.

Source and Amount of Funds or Other Consideration.

Personal funds.

Item 4.

Purpose of Transaction.

Personal investment.  Mr. Handwerker does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although Mr. Handwerker, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Issuer or other persons.

Item 5.

Interest in Securities of the Issuer.

(a) – (b)

As of the date hereof, Mr. Handwerker the beneficial owner of an aggregate of 7,350,247 shares of Common Stock, representing approximately 20.73% of the outstanding shares of Common Stock (based on 35,450,734 shares outstanding as of October 30, 2014), including (i) 2,368,247 shares over which he has sole voting and dispositive control (including 2,350,000 shares of Common Stock issuable upon the conversion of shares of 10% Series A Convertible Preferred Stock, 10% Series B Convertible Preferred Stock and 10% Series C Convertible Preferred Stock), and (ii) 4,982,000 shares of Common Stock over which he has shared (with his spouse) voting and dispositive control.

(c)

Mr. Handwerker purchased 500,000 shares of Series C Convertible Preferred Stock from the Issuer on September 25, 2014 in a private transaction at a purchase price of $0.50 per share, and he purchased 3,000 shares of Common Stock in an open market transaction on October 29, 2014 at a purchase price of $0.80 per share.

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.

Material to be filed as Exhibits.

Not applicable.

CUSIP No. 10919T105                                              13D                                              Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 31, 2014	/s/ Andrew A. Handwerker
Andrew A. Handwerker